EXHIBIT 99.1

HEXO Corp granted new licences: Belleville Centre of Excellence, research, sale of new cannabis categories

GATINEAU, Quebec, Oct. 28, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX:HEXO; NYSE:HEXO) is pleased to announce it has received licences from Health Canada for its cannabis Centre of Excellence in Belleville, Ontario, for research, and for the sale of cannabis topicals, extracts, edibles and beverages from its flagship Gatineau campus.

“The research licence will allow us to take our innovation work to the next level, with testing on derivative products, including taste testing. Consumers have high expectations for their packaged goods experiences, and cannabis will be no different,” said Sebastien St-Louis, CEO and co-founder of HEXO Corp. “We are committed to not only ensuring a quality consistent experience but to also guaranteeing that experiences powered by HEXO meet these expectations.”

While a Processing Licence provides for testing on live plants, fresh and dried plant material, seeds, and oil, a Research and Development Licence significantly expands the scope of work that can be conducted on cannabis and its derivatives. The Company plans to conduct research and development at its Vaughan and Montreal Innovation, Development and Engineering hubs, as well as at its Centre of Excellence in Belleville and in other facilities.

Health Canada also granted HEXO Corp’s cannabis Centre of Excellence in Belleville licensing for its first phase. The space – a former distribution centre, retrofitted to house not only HEXO but also Fortune 500 partners entering the cannabis space – has ample capacity for the manufacturing of advanced cannabis products, including cosmetics, vapes, non-alcoholic beverages and other edibles. The Centre’s centralized location, conveniently located along primary shipping routes in Ontario, presents the opportunity to process and distribute products and to fulfil commitments across Canada. The issuance of a first licence for the site signals federal support for the Company’s production and distribution hub, a required step to delivering cannabis derivative products to Canadian consumers. On October 17, 2019 HEXO submitted 60-day notification to Health Canada for new products in the recently legalized product categories.

Finally, an amended licence has been issued to HEXO Corp allowing the sale of cannabis topicals, cannabis extracts and edible cannabis from its Gatineau cultivation, harvesting and production facility.

“We trust that by continuing to demonstrate Good Production Practices, by operating in complete alignment with regulations, and by working closely with our partners, licences and amendments will be issued in a timely manner that supports a vibrant and healthy legal cannabis sector,” added St-Louis.

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/cc99c944-653a-4b78-8d87-ab6cb4654bd0